

November 30, 2010

Kristian Andresen, President
Respect Your Universe, Inc.
6533 Octave Avenue
Las Vegas, NV 89139

> **Re: Respect Your Universe, Inc.**
> **Amendment No. 5 for Registration Statement on Form S-1**
> **File No.: 333-166171**
> **Filed on November 9, 2010**

Dear Mr. Andresen:

We have reviewed your amendment and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 14

1. We reissue comment two of our letter dated November 2, 2010. Please provide clear disclosure of the discount. As previously notes, it appears that your average revenue per prototype was only $5.

Financial Statements, page 21

2. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X, and provide an updated consent from your independent registered public accounting firm in your next amendment.

Liquidity and Capital Resources, page 46

3. We note your response to comment six of our letter dated November 2, 2010 and your revisions on page 54. Since the $20,000 loan is due on November 28, 2010, please revise

your registration in the appropriate places as to whether it has been repaid or if it is in default.

You may contact Steve Lo (202) 551-3394 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

Fax: 702-562-9791